Filed by FNB United Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Registration Statement No.: 333-176357

Subject Company: FNB United Corp.

Commission File No.: 000-13823

FNB United Corp.

On September 26, 2011, FNB United Corp. disseminated the editorial below to an aggregate of 46 newspapers and trade publications, to be considered for publication, regarding the proposed acquisition of Bank of Granite Corporation by FNB United Corp.

Preserving the Past, Safeguarding the Future

by James M. Culberson, Jr.

As the former president of Asheboro’s First National Bank, today operating as CommunityONE Bank, and having spent most of my career working in the financial services industry, I have developed a special appreciation for community banks and the important role they play in the communities they serve. Community banks provide a myriad of financial services – checking accounts, home mortgages and such – but their full measure can’t be neatly summarized on a balance sheet. You have to look at more than just numbers to see the true value they offer to their customers and communities.

Look along the highways and byways of small towns across America and you’ll find in many instances that financial services originated, not with mega banks, but with local community banks still in service today. Customer relationships are typically close-knit and often multi-generational. Customer service is hands-on, with less red tape and more personal attention. Community banks sponsor quiz bowls, sports teams and art contests; they make charitable contributions and enable and encourage their colleagues to volunteer; they serve on the frontlines of community service campaigns; and many of their rank and file serve on the boards and committees of hospitals, chambers of commerce, school systems, United Way and other organizations vital to the community.

Such is the case of CommunityONE Bank, which received its national charter and began operating in Asheboro in 1907. The past three years have been difficult ones for the financial services industry, including CommunityONE Bank and its parent company, FNB United Corp. (FNB). Over that time, FNB has experienced record-levels of non-performing loans, a declining stock price and significant capital losses threatening the company’s existence. FNB has worked relentlessly to protect its future, and has entered into agreements with private investors to inject $310 million of new capital into the company. As part of this proposed transaction, FNB has also entered into an agreement to merge with Bank of Granite Corporation, parent company of Bank of Granite. Like CommunityONE, Bank of Granite has over a century of service under its belt, serving the western part of North Carolina. It too has faced significant challenges in recent years. Completion of the merger and capital raise is still contingent on regulatory and shareholder approvals, but will create a leading community bank with offices located throughout the state.

Under the terms of the merger, a new management team will be put into place. Native North Carolinians, Brian Simpson, proposed CEO, and Bob Reid, proposed President, have several years of extensive banking experience in various leadership positions. Through their career experiences, they have earned the trust and respect of key industry representatives, and have been instrumental in working with various regulatory agencies during this challenging time in the company’s history. The new management team was also responsible for obtaining the capital commitments from private investors. I have had the pleasure and privilege of meeting Brian and Bob to better understand their goals and plans for FNB, and believe they have the best interests of the company at heart. Their values and mission to provide outstanding customer service are in keeping with the traditions established by CommunityONE and Bank of Granite.

As a longtime proponent of the company, I see the proposed merger and capital-raise as a positive transaction for shareholders, customers, employees and citizens of the communities served by both banks. Like other FNB shareholders, I have been disappointed by the company’s performance and stock price in recent years. I am reminded, however, that both banks have long and strong histories of following sound financial practices and generating strong core earnings and profitability. I hope shareholders of both companies are cognitive of this fact and supportive of the transaction. Opportunities to make a profound and lasting impression on society are not commonplace. Shareholders of FNB and Bank of Granite Corporation have such an opportunity, which includes preserving two proud legacies and safeguarding the future of all of the people invested in CommunityONE and Bank of Granite – the employees who work there, the customers who bank there, the shareholders who invest there and all of the local agencies and organizations who depend on the services and generosity of their community bank. This transaction will enable shareholders to preserve some measure of stock value and FNB to return as a thriving corporate citizen, contributing to the rebound and growth of the local, regional and national economy. In other words, get back to the business of being a community bank.

About the author: James M. Culberson, Jr. served as the President and Chief Executive Officer of First National Bank for more than 20 years. He is a former President of the American Bankers Association and the North Carolina Bankers Association. In addition, Mr. Culberson has served as Chairman of the North Carolina Enterprise Corporation and Director of the Federal Reserve Bank of Richmond. He considers himself fortunate to count the late John Forlines, Jr., former President of Bank of Granite, as one of the close friends and colleagues he developed during his banking career.

“In the late 1960’s, I was in Morganton with another bank that competed with Bank of Granite from time to time. John and I became acquainted and I enjoyed our small, but friendly rivalry. Later, after I joined FNB, I would see John at various banking meetings in Raleigh and Washington, D.C. and we would often have dinner together. He was a remarkable banker and leader, and a good and dear friend.”

Additional Information and Where to Find It

FNB United has filed with the SEC a Registration Statement on Form S-4, including a joint proxy statement/prospectus, in connection with the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus, which has been sent or given to the shareholders of FNB United and Granite, contains important information. Before making any voting decision, FNB United’s and Granite’s shareholders are urged to read the joint proxy statement/prospectus carefully and in its entirety because it contains important information about the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by FNB United or Granite with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the joint proxy statement/prospectus by contacting Phoenix Advisory Partners, FNB United’s and Granite’s proxy solicitor, at 110 Wall Street, 27th Floor, New York, NY 10005; telephone number (866) 304-2061 (for stockholders) or (212) 493-3910 (for banks and brokers).